Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: May 17, 2021

ICON plc emailed the following video communication to its employees on May 17, 2021 and also posted the video to its intranet site.

Dear Colleagues,

I hope you and your family are doing well.

As a follow-on to my announcement of the new leadership team of the combined company from earlier this week, I have recorded a video to provide some further commentary on the team. In the video I outline some of the rationale behind the leadership structure and appointments and how I see the various groups working together.

A transcript of the video is also attached.

Regards,

Steve

Transcript of Leadership Announcement Q&A
Steve Cutler, CEO, ICON
& Niamh Murphy, Senior Director, Corporate Communications, ICON

Niamh Murphy: Welcome everyone to our Q&A session today with Steve Cutler. Today’s event is a follow on from the communication that went out earlier this week, where Steve announced the new leadership team of the combined company. Our aim today is to provide some further insights from Steve on some of the rationale behind his decisions, his expectations of the team and what we can expect when the new leadership comes into effect, post close.

Q.
Steve, your new Leadership team is structured slightly differently to how ICON and PRA are currently structured as separate companies. Can you talk to us a little about how you approached the formation of your teams and what the guiding principles were?

Steve: Certainly a lot of thinking, a lot of consideration, a lot of discussion with a lot of people went into the thinking of the team. We have two great companies coming together – that’s the first thing I wanted to say. So the raw material out there, the management talent and ability, I think was unprecedented and I was delighted to be able to have that option as we moved the group together. So the principles we looked at were bringing together the best of both. Certainly on the operational side, we brought in two leaders from PRA and two leaders from legacy ICON to run the two groups; we’ll talk a little about how they’re structured in a moment. On the GBS (Global Business Services) side it’s broadly the ICON group and there are some considerations there in terms of us being an Irish company and the need to reflect that in our structure and in my direct reports. But we really wanted to move in a way that allowed our customers to get the delivery that they were getting and ensure that they continue to get that. So the focus on customers, the guiding principles around execution and delivery and not disrupting current teams was very important in our thinking there, and making sure that as we go forward we continue to do that – we continue to deliver for our customers and that we really do no harm.  Initially there will be minimal changes on our project teams and our ability to deliver. That was the major part of our thinking and then, as I said, there are some other aspects that came into our thinking as well.

Q.
Looking at the Global Operational groups that will be led by Tami Klerr and Barry Balfe, why did we create a structure that is organised by customer segment and how do you see these two groups interacting, particularly in instances where there are overlapping customers?

Steve: That’s an important question. We’ve certainly seen our market develop, really over the last five years in a way that the smaller companies – everyone recognises that there are the Biotechs and the smaller mid-size companies – is really where a lot of the innovation in drug development is coming through and where a lot of the capital is being spent. So we thought that it was important at this point to reflect that and to make sure that our delivery mechanism was able to focus in that area. Traditionally our PRA colleagues have been very much initiators and drivers in the Biotech and small mid-size space. They also have large pharma as well of course. On the other side of things with ICON, we’ve traditionally been more large pharma, but we’ve also developed into the small and the mid-size as well. But going forward, we wanted to have those two groups working in those different segments and the centre of gravity in those two different groups evolving in those segments, so that we really are delivering for the small and the Biotechs and in the large pharma.  And they’re different segments, they have different requirements, they have different customer relationships, different needs and I think it’s important to reflect that. So we wanted to do that in a way that didn’t disrupt the current work that we have. There’s going to be a lot of overlap, no question about that. And collaboration and partnership across the groups, not just with our large pharma and small and mid-size, but right across the operational areas and with GBS is going to be a very important part of what we do. And that’s why I’ve chosen the leaders that I’ve chosen because I know they can collaborate, I know they can partner and I know they’ll work extremely well together.

Q.	Upon closure we become the world leader in Functional Service Provision. In some of your conversations with Samir Shah, who will lead this service area, what’s your vision for this group?

Steve: My vision for this group with Samir in charge is for continued growth and world domination! We want to crush our competitors in this space. Both companies have done extremely well in this space and have moved forward dramatically over the last few years. The PRA team is very strong, Barry Balfe and our functional DOCS group have also made huge strides over the last few years, and putting them together really creates a world powerhouse. So I expect us to really dominate this market going forward and for that to be the entrée into other relationships, preferred providers and partnerships, not just within the functional area, but in the full service area as well. So I really see this group being an entrée for us into bigger and broader partnerships, right across, particularly, the large pharma space.

Q.
Global Specialty Services will combine a number of service areas – namely Labs, Early Phase, Commercialisation and Outcomes, Symphony Health & Site and Patient Recruitment. Can you talk to us about the rationale in bringing those two groups together under the leadership of Nuala Murphy?

Steve: Nuala obviously has a lot of experience in the full-service area. All of these groups are going to be really relevant to our full-service offerings and solutions. So that’s important that we offer that. They’ll be working closely across the two big battleships – large pharma and our small, mid-size & Biotech groups. And so the ability for them to work, to collaborate, I think is very important. That’s one rationale for it. Secondly, on the Decentralised Clinical Trial (DCT) front, Kim Boericke and her team have been driving that and will continue to drive that, working with Doug and the Symphony group, which I think is a very important component, and of course Alison and our Site and Patient Recruitment group. Bringing those functions together in that group and really putting a very close eye and a very close focus on building our DCT offering, and working that across the large pharma and Biotech, is going to be a key part of our strategy and something that I was very conscious of, as we put those teams together under Nuala.

Q.	Moving on now to innovation and information, how will Kent Thoelke’s role as Chief Innovation Officer interact with Tom O’Leary’s role as Chief Information Officer?

Steve: In a word – very closely. I’m delighted to have Kent on board. He’s an industry expert in that innovation and forward-thinking area and it’s fantastic to have him driving our innovation going forward. He’s going to push us as an organisation, he’s going to challenge us as an organisation, which I think is very important for us. We need to be challenged. And of course Tom and his team – and not just Tom, but also Nuala, Barry and Tami – will also have the requirement to help to operationalise some of the thinking, some of the ideas and some of the innovation that Kent comes forward with. So it’s going to be an interesting dynamic there and again I think the ability and requirement to work together, to collaborate, to partner, to push ourselves and push our organisation going forward will be key. The DCT side of things, remote based monitoring, the technology that’s available now across the industry needs to be brought together. We need to put together some really compelling offerings in that space, with our data capabilities and our patient site and data area, to really move forward our customers’ programs and really move forward the ability for us to offer these sorts of solutions. I think Kent is going to be leading that charge, really pushing us all to get behind him and to operationalise that, and that’s where I expect Tom and his very capable team to bring that forward and to make that something that really differentiates us from our competitors in the future.

Q.
In your previous updates you’ve spoken a lot about bringing the best of both together. But looking at the Global Business Support Functions, we’ve retained all ICON leaders and they’re located in Ireland. Could you expand on the reason for this?

Steve: It is an important consideration. Certainly on the operational side, we brought together a number of the PRA Operations leaders – Ted Broering in Early Phase and in Bioanalytical Labs, Doug has come in on the Symphony side of things – along with Jim Miskel, who’s leading our Central Labs and Alison in Site & Patient Recruitment. Then of course in the large pharma group we have Barry and Tami has Biotech and mid-size and then Samir on the FSP and Nuala who has Specialty Services. So that’s very much been a combination.
On the Global Business Services, there are a couple of reasons for going with our leaders in Dublin. One is that our Global Business Services model in the ICON space over the last 10 years or so has worked very well for us. I’m very conscious of that being a very successful model that’s essentially been led by the folks that I put in charge there, and they are based in Dublin. That model has worked well, I want to continue that model and it’s a model that I think can work well across the combined organisation. We’ve been able to generate greater profits, we’ve been able to generate larger earnings per share and that’s allowed us to reinvest money and reinvest capital, not just with our people, but also with our systems and with our organisation and it has helped to grow our organisation. That model has been successful and I want to continue to invest that money in our people and in our process and in our systems.
The second, and it is a secondary consideration but is nonetheless a consideration, is that we are an Irish organisation and we do need to reflect that in the fact that a number of our executives are based in Ireland. That’s just a fact of life. We have a very positive tax rate – in and around the 12-14% – that’s something that we benefit from as an organisation, again allowing us to generate greater profits that we can reinvest. But to do that and to continue with that tax rate, we need to have a significant proportion of our executives, and our decision-making arm in Ireland. Our Board is based in Ireland, our Chairman is based in Ireland and as you can see, a number of our executives are based in Ireland, and that’s important for us. It’s a secondary consideration, we need to run the company as we would a global organisation, but it is a consideration that we needed to factor in as we brought these two organisations together and we’ve done it in that way.

Q.	Finally, what can employees expect when the new leadership team comes into effect on Day One and when will we start to see some real movement around integrating both companies?

Steve: I think it’ll be a phased approach, it’s going to be an evolution. Day one there won’t be much change, literally day one. Certainly, in the large project teams, customer delivery units, we don’t anticipate dramatic changes. We’re going to move forward slowly with them and they will come together realistically over the next 12 – 24 months. In the Global Business Services area, things will probably move a little faster, where we’ll be looking at making those adjustments and bringing those organisations together a little bit quicker, there’ll be an opportunity to do that.  And then there’ll be some other areas that will probably be somewhere in between. But I would certainly see a sort of three phased approach. Phase 1 will probably be the first year or so, ‘til about the middle of 2022. Phase 2 is where we’ll probably adjust the organisation a little bit more and we’ll get into 2023 and then we’ll probably not be through this until early 2024. This is going to be a period of time where we’re going to need to continue to move and continue to evolve the organisation. The focus will continue to be on delivering for our customers, winning new work, bringing forward these creative and innovative solutions that Kent and Tom and the team will be helping us to bring forward and deliver. But it’s very much going to be steady as she goes. The old Hippocratic Oath of “do no harm” is something I’m very conscious of as we move forward in this next phase of our growth and our development and our evolution.  It’s something that I think we all need to be aware of. Customers expect us to continue to deliver their work and that’s a really important principle for us going forward.

Niamh Murphy: Thanks, Steve, for the discussion today and for providing some extra commentary around the new leadership appointments.

To our viewers, I hope you found today’s event useful. Please continue to send us your feedback, to Laurie Hurst at PRA and to myself, Niamh Murphy, at ICON.  And of course stay tuned for future updates in the coming weeks.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; litigation relating to the potential transaction that has been or could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON has filed a registration statement on Form F-4 (File No. 333-254891) with the SEC containing a prospectus of ICON that also constitutes a proxy statement of each of ICON and PRA. The registration statement, as amended, was declared effective, by the SEC on April 28, 2021.  Each of ICON and PRA commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively, on or about April 28, 2021.  ICON and PRA may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON are available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA are available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.